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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _______)*
ABC Funding, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
00640102

(CUSIP Number)
125 E. John Carpenter Fwy., Ste. 600
Irving, Texas 75062
Telephone: (972) 432-1440
Attention: Christopher Ray

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 2, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00640102

1	NAMES OF REPORTING PERSONS. Natural Gas Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		17,500,000(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,500,000(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,500,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) At the time of this report, the Reporting Person does not hold any shares of Common Stock. The Reporting Person holds 10,000 shares of Series D Preferred Stock that convert to Common Stock automatically upon the filing by the Issuer of a charter amendment increasing the Issuer’s authorized number of shares of Common Stock.

Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of ABC Funding, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4606 FM 1960 West, Suite 400, Houston, Texas 77069. At the date of this report the Reporting Person (as defined below) holds 10,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”). All of such shares will convert automatically to 17,500,000 shares of Common Stock upon the filing by the Issuer of an amendment to its Articles of Incorporation with the Secretary of State of Nevada increasing the number of authorized shares of Common Stock. This Schedule 13D reports ownership of Common Stock on an as converted basis. Accordingly, the total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 17,500,000, which constitutes approximately 42.8% of the total number of shares of Common Stock outstanding. The beneficial ownership reported in this Schedule 13D is based solely on the Issuer’s Form 8-K filed September 9, 2008, disclosing beneficial ownership of Common Stock as of September 4, 2008. As of that date, there were 40,863,136 shares of Common Stock outstanding.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by Natural Gas Partners VII, L.P., a Delaware limited partnership (referred to herein as “NGP VII” or “Reporting Person”). The general partner of NGP VII is G.F.W. Energy VII, L.P. (“GFW Energy”), a Delaware limited partnership, and the general partner of GFW Energy is GFW VII, L.L.C. (“GFW LLC”), a Delaware limited liability company.
     Certain information required by this Item 2 concerning the controlling persons and managers of the Reporting Person is set forth on Schedule A, attached hereto, which is incorporated herein by reference.
     (b) The address of the principal business office of the Reporting Person is as follows:

Natural Gas Partners VII, L.P.	125 E. John Carpenter Fwy.
Suite 600
Irving, Texas 75062
     (c) NGP VII is a fund managed by NGP Energy Capital Management, L.L.C. whose primary business activity is investing in various companies, such as ABC Funding.
     (d)-(e) Neither NGP VII, nor, to the best of NGP VII’s knowledge, its controlling persons or managers listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On September 2, 2008, NGP VII acquired 10,000 shares of Series D Preferred Stock of the Issuer pursuant to the Stock Purchase and Sale Agreement (the “Stock Purchase Agreement”), dated as of May 22, 2008 and incorporated by reference as set forth in Exhibit 99.1 hereto, by and among Voyager Gas Corporation (“Voyager Gas”), Voyager Gas Holdings, L.P. (“VGH”) and the Issuer. Pursuant to the Stock Purchase Agreement, the Issuer acquired from VGH all of the issued and outstanding securities of Voyager Gas, for consideration of $42,000,000, payable as follows: (a) $35,000,000 in cash, subject to adjustment as provided in the Stock Purchase Agreement, and (b) 10,000 shares of Series D Preferred Stock convertible into 17,500,000 shares of the Issuer’s common stock, par value $0.001 per share, representing shares having a value of $7,000,000.
Item 4. Purpose of Transaction.
The Reporting Person acquired the Common Stock reported herein solely for investment purposes. The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.
Except as set forth in this Item 4, the Reporting Person has no present plans, proposals or intention that relate to or would result in (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change to the Issuer’s business or corporate structure; (g) changes in the Issuer ‘s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Common Stock or any other class of securities of the Issuer to be removed from the Over The Counter Bulletin Board; (i) the Common Stock or any other class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
In determining from time to time whether to sell the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of the Reporting Person’s holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
(a)-(b)
(i) NGP VII is the sole record owner of the Series D Preferred Stock, a non-voting security. If the Series D Preferred Stock were converted to Common Stock as of the date of this report, NGP VII would be the sole record holder and would have the sole power to vote and dispose of 17,500,000 shares of Common Stock (42.8%). NGP VII’s general partner, GFW Energy does not own any of the securities being reported. GFW LLC, the general partner of GFW Energy does not own any of the securities being reported.
The above Reporting Person disclaims beneficial ownership of the reported securities except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.
(c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person except for the acquisition of beneficial ownership of Common Stock being reported on this Schedule 13D by means of the Reporting Person’s acquisition of the Series D Preferred Stock.
(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock being reported on this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Subject to the terms and conditions of the Registration Rights Agreement between the Issuer and Voyager Gas Holdings, L.P., within 90 days of September 2, 2008, the Issuer is required to register for resale under the Securities Act of 1933 and applicable state securities laws the Common Stock to be held by NGP VII. Additionally, NGP VII has the right to include the Common Stock in any registration initiated by the Issuer. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts, commissions and transfer taxes.
Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Exhibit 99.1 Stock Purchase and Sale Agreement, dated as of May 22, 2008, by and between Voyager Gas Corporation, Voyager Gas Holdings, L.P. and the Issuer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 23, 2008).
Exhibit 99.2 Registration Rights Agreement, dated as of September 2, 2008, by and between the Issuer and Voyager Gas Holdings, L.P. (incorporated by reference to Exhibit 99.14 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2008).

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2008	NATURAL GAS PARTNERS VII, L.P.
	By:	G.F.W. Energy VII, L.P.
	By:	GFW VII, L.L.C., General Partner

	By:	/s/ Kenneth A. Hersh

Kenneth A. Hersh
Authorized Member
          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
Exhibit Index
Exhibit 99.1 Stock Purchase and Sale Agreement, dated as of May 22, 2008, by and between Voyager Gas Corporation, Voyager Gas Holdings, L.P. and the Issuer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 23, 2008).
Exhibit 99.2 Registration Rights Agreement, dated as of September 2, 2008, by and between the Issuer and Voyager Gas Holdings, L.P. (incorporated by reference to Exhibit 99.14 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2008).

Schedule A
The following individuals are the Authorized Members of GFW VII, L.L.C., the general partner of G.F.W. Energy VII, L.P., which is the general partner of Natural Gas Partners VII, L.P.: Kenneth A. Hersh and David R. Albin. Such individuals expressly disclaim any beneficial ownership of the Common Stock. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, TX 75062.